December 12, 2014

RE: Extension of Expiration Date of KBS REIT II Offer.

Dear Fellow Shareholder,

Enclosed is our Offer to purchase your KBS REIT II shares.  Because of a delay in mailing the offer documents to you, we have extended the Expiration Date to give you more time to consider the Offer.  Even though the Agreement of Assignment and Transfer and the offer documents (which had already been printed) indicate that the Expiration Date is December 30, 2014, rest assured you now have until January 9, 2015, to respond to our Offer, unless further extended by us.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG.  As of the date hereof, no Shares have yet been tendered in this Offer because the offer had not been delivered until now.  Please carefully read the Offer at our website (www.cmginvestments.com/KBSII.pdf), at the SEC’s EDGAR website, and for free by calling the number below. Please also carefully read the Agreement of Assignment and Transfer (you do not need a new form; it is automatically valid until January 9, 2015). If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by January 9, 2015 if you wish to take advantage of this offer.